

cm

SECURI[...]ON
13030887
[...], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Edmiston 212 273 7176 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue 30th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Bryan Edmiston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher & Company Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

SARAH A LEWIS
Notary Public, State of New York
No. 02LE6248878
Qualified in New York County
Commission Expires September 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent auditor report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
(In thousands, except for share and per share amounts)

		December 31, 2012
ASSETS		
Cash and cash equivalents	$	29,018
Cash and securities segregated for regulatory purposes		1,000
Receivables from:		
Brokers, dealers and clearing organizations		12,824
Affiliates		7,046
Others		10,592
Securities owned, at fair value (securities pledged of $1,016,892)		1,017,643
Income taxes receivable		6,399
Deferred tax assets, net		-
Other assets		1,725
Total assets	$	1,086,247
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Payables to:		
Brokers, dealers and clearing organizations	$	638,009
Affiliates		181
Others		345
Securities sold, but not yet purchased, at fair value		132,522
Securities sold under agreements to repurchase		159,386
Accrued compensation		31,426
Accounts payable and accrued expenses		2,980
Income taxes payable		2,378
Total liabilities *(excluding subordinated debt)*		967,227
COMMITMENTS AND CONTINGENCIES (Note 10)		
Subordinated debt		595
Shareholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		-
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		-
Additional paid-in capital		150,528
Retained earnings		(32,103)
Total shareholder's equity		118,425
Total liabilities and shareholder's equity	$	1,086,247

The accompanying notes are an integral
part of these financial statements


pwc

March 25, 2013

Branch of Registrations & Exams
Securities and Exchange Commission
100 F Street, NE
Mail Stop 8031
Washington, DC 20549-2000

To Whom It May Concern,

We are resubmitting to you two copies of the Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.10 of the Commodity Futures Trading Commission, for the year ended December 31, 2012 in order to correct certain typographical errors included in our Independent Auditor's Report.

There are no changes to the audit conclusions reached on the Financial Statements or Supplemental Schedules. Please destroy the previous copies of the bound Financial Statements and replace those with the copies provided to you within this mailing.

It is our understanding that the Company's Financial Statements and Supplemental Schedules shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us